FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 26, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES ITS PROGRESS IN THE CONSTRUCTION OF THE

ELGA DEPOSIT ACCESS ROAD

Neryungri, Russia – August 26, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that its subsidiary, Yakutugol Joint Stock Holding Company, continues active construction work on the Elga coal deposit access road.

In February 2008, Mechel started construction of the railway spur-track to the Elga deposit. An opening ceremony for this work was held on June 22, 2008. Transstroy Engineering Corporation ZAO, the general contractor for the construction, is performing the work on both the railway and the auto-road near the track.

To date, 80 km of the road constructed earlier have been renewed. In addition, construction on a number of different segments of the road route totaling 93 km has also been realized. Traffic can transit the road up to the 184th km, and road filling is underway from the 217th to the 256th km. Sixty-four culverts have been mounted across the road, and construction of 27 road bridges is also nearing completion.

Additionally, since construction began, the railway from Ulak station, constructed by Ministry of Railways in 2002, has also been repaired. It includes 59 km of the railway track. Also, 26 km of the roadbed for the main railroad have been cut from the 60th km boundary to the Elga deposit, and the related railroad track is now being installed.

Multiple mechanical departments/contractor teams, each of them in charge of construction of a particular segment, are at work at multiple points on the road, in keeping with the construction design developed.

Currently 745 units of road-constructing equipment and 1,604 people are participating in the construction project. As the pace of construction increases, so will the number of workers involved in the project.

The Company also noted that the Management Board for Elga Deposit Development has been established within the Yakutugol company, and that it is designing works for an industrial area and a shift camp directly on the Elga deposit. The shift camp for three thousand people is being designed as a permanent camp with traditional buildings and premises to provide maximal living comfort. One- and two-floor housing of post and lintel design is being constructed. The design also offers residents a number of facilities and amenities to support shift workmen as they work at the site.

The quality and amount of road-construction works underway is carefully controlled by the staff of the Management Board for Elga Deposit Development, which performs regular field inspections of the construction works for the railway-boundary road.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  August 26, 2008